UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No 

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

January 31, 2018	Telekomunikasi Indonesia Tbk
Date January 31, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to signing conditional share subscription agreement between Cellum Global Zrt. and PT Telkom Indonesia (Persero) Tbk through its subsidiary PT MetraNet

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Nomor: TEL. 11/LP 000/COP-I5000000/2018

Jakarta, January 31, 2018

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Conditional Share Subscription Agreement Between Cellum Global Zrt and PT MetraNet

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	: PT Telkom Indonesia (Persero) Tbk
Business Sector	: Telecommunication
Telephone	: (+6221) 5215109
Facsimile	: (+6221) 5220500
E-mail	: investor@telkom.co.id

1.	Information or material facts	Conditional Share Subscription Agreement Between Cellum Global Zrt. (“Cellum”) and PT MetraNet (“MetraNet”)
2.	Date	January 30, 2018
3.	Description

On Tuesday,  January 30, 2018 conditional share subscription agreement between Cellum Global Zrt. (“Cellum”) and PT Telkom Indonesia (Persero) Tbk through its subsidiary PT MetraNet (MetraNet) has been signed.

MetraNet will subscribe in Cellum’s new share issuance, which will be done in 2 tranches. Firstly, MetraNet will subscribe the shares in the amount of USD4,000,000 resulting in 20.4% ownership in Cellum. Secondly, MetraNet will subscribe the shares in the amount of another USD2,000,000 resulting in final ownership of 30.4% in Cellum.

Cellum is mobile payment and commerce  services solution provider company.

The transaction is expected to strengthen our TIMES portfolio particularly in the Fin-Tech business ecosystem in line with our vision to be Digital Telco Company.

4.	The impact of events, information or material facts to operational activities, legal, financial condition or business continuity of issuer	MetraNet will subscribe new shares so that MetraNet will have 30.4% ownership in Cellum.
5.	Others	Cellum is a Hungaria-based Company which provides mobile payment and commerce service solutions. MetraNet is our subsidiary focusing on mobile business development and online media.

Thank you for your kind attention.

Best Regards,

/s/ Andi Setiawan

ANDI SETIAWAN

VP Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata)